FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline confirms Pronova BioPharma reaches agreement with Apotex regarding Lovaza™ U.S. patent litigation

Litigation continues between Pronova BioPharma and two other generic challengers

GlaxoSmithKline (GSK), which has the marketing rights for LOVAZA in the US and Puerto Rico, confirmed today that Pronova BioPharma Norge AS, which owns the patents for LOVAZA, has entered into an agreement with Apotex Corp. and Apotex Inc. (collectively "Apotex"), to settle their patent litigation in the United States related to LOVAZA.

The settlement grants Apotex a license to enter the US market with a generic version of LOVAZA in the first quarter of 2015, or earlier depending on certain circumstances. Other terms of the settlement are confidential.

Pronova BioPharma is currently still involved in lawsuits with Teva Pharmaceuticals USA, Inc., and Par Pharmaceutical, Inc., regarding its patents relating to LOVAZA.

In 2010, GSK reported LOVAZA turnover of £530 million ($822 million).  All GSK sales of LOVAZA were generated in the US and Puerto Rico.

V A Whyte

Company Secretary

30 March 2011

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Janet Morgan	(020) 8047 5502
	David Daley	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Jennifer Armstrong	(919) 483 2839

European Analyst/Investor enquiries:	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503
	Ziba Shamsi	(020) 8047 3289

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jeff McLaughlin	(215) 751 4890

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 30, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc